Exhibit 7.1 - Computation of Ratio of Earnings to Fixed Charges

(In $ million)	2014(1)	2013(1)	2012(1)	2011(1)	2010(1)
Earnings
Pre-tax income (loss) from continuing operations	(475)	(270)	(424)	(790)	(223)
Distributed income of equity investees	1	1	—	4	—
Fixed charges	1,358	1,465	1,739	1,385	667
Less:
Share of profit of associates and joint ventures, net of income tax	2	1	1	(2)	(2)
Non-controlling interests	(2)	(2)	(1)	(2)	—
Interest capitalized	(6)	(6)	(4)	(4)	(1)
Total Earnings	878	1,189	1,311	591	441

Fixed Charges
Interest expense and capitalized	1,268	1,326	1,429	1,197	520
Amortized premiums, discounts and capitalized expenses related to indebtedness	44	41	54	37	33
Fair value adjustment of acquired notes	(2)	(2)	(2)	(14)	(1)
Loss on extinguishment of debt	—	52	213	129	—
2010 debt commitment letter & related costs	—	—	—	—	98
Estimate of interest in rental expense	48	48	45	36	17
Total Fixed Charges	1,358	1,465	1,739	1,385	667

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Additional Pre-tax Earnings to Achieve 1:1 Ratio	487	276	428	794	226

(1)
The information presented has been revised to reflect SIG as a discontinued operation for all periods. Refer to note 7 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.